

May 15, 2015

<u>Via E-mail</u>
Mr. Richard A. Burnett
Chief Financial Officer
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700
Dallas, TX 75251

> **Re:** **EXCO Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2015**
> **Filed April 29, 2015**
> **Response Letter Dated May 5, 2015**
> **File No. 1-32743**

Dear Mr. Burnett:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis, page 49</u>

<u>Overview and History, page 49</u>

1. We understand from your responses to comment three in our March 25, 2015 letter, and comment one in our April 23, 2015 letter, that disclosure stating you plan to defer a significant amount of development "until commodity prices improve" was not intended to indicate an indefinite period but rather describes your plan to shift development that had been scheduled principally for 2016 to occur in 2018 instead, when you expect commodity prices will be higher.

Given that you expect commodity prices to increase, as evidenced by the development plans underlying your proved undeveloped reserves, tell us why you believe quantified information regarding the impact if prices do not increase is not reasonably available. In this regard, explain why quantified information regarding the reasonably possible effects of a continuation of current commodity prices, and a resulting removal of proved undeveloped reserves which are dependent on increased prices, on your development plans, proved reserve quantities and accounting under the full cost methodology, is not reasonably available.

2. We understand from your responses to comment three in our March 25, 2015 letter, and comment one in our April 23, 2015 letter, that possible downward adjustments to proved reserves, deferred development activities, and additional impairments may be reduced or eliminated by your expectations for higher prices. Expand your disclosure where applicable to clarify the extent to which impacts of current prices that would otherwise be reflected in your reporting and accounting have been deferred based on your expectation of higher future prices. Quantify reasonably possible outcomes to the extent that necessary information is reasonably available.

For example, given the details that you reference of well economics, regarding both the twelve-month averages used for reserve computations and internal rates of return utilized in your development plans, it appears that information known to you would establish a reasonable basis to quantify reasonably possible effects of current prices on your estimates of proved reserves and development plans.

Similarly, considering the manner by which the ceiling test is performed under the full cost methodology, we would expect you to have a reasonable basis to quantify reasonably possible near-term impacts of ceiling test impairments. For example, it would seem that when preparing your 2014 10-K, the additional history of market prices after December 1, 2014 would have provided a reasonable basis to quantify some portion of the $276 million impairment charge that you reported for the quarter ended on March 31, 2015.

Finally, we believe that reasonably likely effects of the prevailing changes in market prices quantified pursuant to Item 303 of Regulation S-K should be distinguished from an outlook or forecast of future results which may entail the broader range of uncertainties that you cite as reasons for not providing this disclosure. See Section III.B of SEC Release 33-6835.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief